SUPPL

NOVAWEST

NovaWest Resources Inc.

# News Release

*For Immediate Release*

08001015

## PRIVATE PLACEMENT

Vancouver, BC - Friday, February 22nd 2007, 10:00a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), announces that the Company has arranged a $498,000 Cdn non-brokered Private Placement through the issuance of 3,320,000 units at a price of $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for each warrant exercised at $0.25 per share for a period of 18 months. Finders' fees may be paid on this transaction, subject to the policies of the TSX Venture Exchange. The proceeds raised will be applied to the Company's working capital. All shares issued will be subject to a 4 month hold period per the policies of the TSX Venture Exchange. This private placement is subject to the approval of the TSX Venture Exchange.

In other business, the Company is also pleased to announce that the acquisition of the Iron-T Vanadium-Titanium-Iron Project has now been approved by the TSX Venture Exchange. The Company will now proceed with the initial payments of cash and common shares to the Vendors and the transfer of title of the mineral claims into the name of Novawest Resources Inc.

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

**ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.**

***"Patrick D. O'Brien"***
**Patrick D. O'Brien – Chairman**

**Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.**

**S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed**



Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
*Tel: 604-683-8990* • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

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